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                       SECURITIES AND EXCHANGE COMMISSION                     ----------------------------------
                             Washington, D.C. 20549                                     OMB APPROVAL
                                                                              ----------------------------------
                                   FORM 12b-25                                OMB Number:           3235-0058
                                                                              Expires:          March 31,2006
                           NOTIFICATION OF LATE FILING                        Estimated average burden hours
                                                                              per response...............2.50
                                                                              --------------------------------
      (Check One): [_] Form 10-K [_] Form 11-K [_] Form 20-F [X] Form 10-Q
                   [_] Form N-SAR                                             --------------------------------
                                                                                       SEC FILE NUMBER
               For Period Ended: January 31, 2005                             0             26454
                                                                              --------------------------------
     [_] Transition Report on Form 10-K
                                                                              --------------------------------
                                                                                        CUSIP NUMBER
     [_] Transition Report on Form 20-F                                       00241A          10          6
                                                                              --------------------------------
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     [_] Transition Report on Form 11-K

     [_] Transition Report on Form 10-Q

     [_] Transition Report on Form N-SAR

          For the Transition Period Ended: ____________________

  Read attached instruction sheet before preparing form. Please print or type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


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PART I REGISTRANT INFORMATION

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Full Name of Registrant

AVP, Inc.
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Former Name if Applicable

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Address of Principal Executive Office (Street and Number)

6100 Center Beach Drive, Suite 900
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City, State and Zip Code
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Los Angeles CA 90045
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                                     PART II
                             RULE 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b)   The subject annual report, semi-annual report, transition report on
[X] Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

      State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The report of AVP, Inc. on Form 10-QSB for quarter ended January 31, 2005 could not be filed within the prescribed time period because the AVP's financial statements were not completed, due to a recent reverse merger and change in control. As a result of these transactions, AVP's fiscal year has changed to a calendar year, and AVP intends to file a Form 10-KSB for the year ended December 31, 2004. Accordingly, AVP disclaims that it is required to file the report to which this Form 12b-25 relates.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


           David C. Fischer            212                    407-4827
          -----------------       ------------           -------------------
                (Name)             (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                                  |X| Yes |_| No

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(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  |_| Yes |X| No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

================================================================================

                                    AVP, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date :    March 15, 2005                    By: /s/ Andrew Reif
                                                ------------------
                                                Name:  Andrew Reif
                                                Title: Chief Operating Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


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